Exhibit 2.2

ASSET ACQUISITION AGREEMENT AMENDMENT

This Asset Acquisition Agreement Amendment (this “Amendment”), dated as of August 22, 2006, is by and between Mayne Pharma (USA) Inc., a Delaware corporation (“Buyer”), and SuperGen, Inc., a Delaware corporation (“Seller”).

BACKGROUND: Seller and Buyer entered into an Asset Acquisition Agreement, dated June 21, 2006, (the “Purchase Agreement”) pursuant to which Buyer acquired certain assets of Seller related to Nipent® and Surface Safe®.  In connection with closing the transactions under the Purchase Agreement, Seller and Buyer are entering into a supply agreement under which Buyer is agreeing to supply Product to Seller for marketing and commercialization outside of the United States, Canada, and Mexico (the “Supply Agreement”).  Because the representations and warranties provided to Buyer in the original Purchase Agreement do not extend to compliance with Laws outside of the United States, Canada and Mexico, and because Seller is asking Buyer to make certain commitments in the supply agreement that extend beyond such representation and warranties, the Parties desire to enter into this amendment to make clear that Seller’s obligation to indemnify Buyer under the Purchase Agreement extends to certain claims beyond those covered by Seller’s indemnity obligations in the original Purchase Agreement, as more particularly set forth in this Amendment.

ACCORDINGLY, INTENDING TO BE LEGALLY BOUND, in consideration of the mutual agreements contained herein, Buyer and Seller hereby agree as follows:

SECTION 1. AMENDMENT

1.1           The Purchase Agreement is hereby amended to add the following new Section 10.2.7:

10.2.7      Proceedings with respect to Product from Inventory.  Any Proceeding against Buyer by or on behalf of any Person (including both a governmental agency or body, on the one hand, and a Person who, after the Closing hereunder, purchases or receives Product from Inventory, on the other hand) to the extent such Proceeding directly and proximately is caused by a defect, adulteration, or a nonconformity of the Product from Inventory with the Seller’s published specifications therefor, or a failure of the Product from Inventory to comply with cGMPs or Laws, in each case applicable to the sale of Product outside of the Territory, in each case only to the extent that such defect, adulteration non-conformity or failure to comply with cGMPs or Law applicable to the sale of Product outside of the Territory existed prior to the time that the Product from Inventory was assigned to Buyer under this Agreement and was not caused after the time of such assignment.  “Product from Inventory” shall mean finished and unfinished Nipent (the drug set forth in NDA 20-122 (Nipent® NDA) and raw materials, API, work in progress and packaging materials included in Inventory at the Closing Date to the extent supplied by Buyer to Seller in the form of a Product and resold by Seller outside of the United States, Canada, and Mexico.  For clarity, except to the extent that such a Proceeding is brought against either Buyer or Seller by a Third Party, Buyer’s exclusive remedy, and Seller’s exclusive liability, arising out of such Proceeding shall include, and be limited to, the cost of Product supplied by Buyer to Seller to replace such Product from Inventory rejected by Seller under any supply agreement entered into between Buyer and Seller and Buyer shall have no other remedy against Seller.  Buyer shall bear the burden of establishing that any Claims and Proceedings are covered by this Section 10.2.7.  This Section 10.2.7 shall terminate, and have no further force or effect, upon closing of the EU Transaction (as defined in the Supply Agreement) with respect to Product in Inventory sold after such closing of the EU Transaction.

1.2           In Section 3.3.1 of the Purchase Agreement, the phrase “($3,221,000)” is hereby replaced with the phrase “($4,229,000)”.

SECTION 2. MISCELLANEOUS

Except as expressly set forth above, all terms and conditions of the Purchase Agreement shall remain in full force and effect, unaffected by this Amendment.  Accordingly, the Purchase Agreement, together with the Exhibits and Schedules hereto, as amended by this Amendment, as well as the Supply Agreement, and the Ancillary Agreements (as defined in the Supply Agreement), entered into on even date herewith, state the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersede all prior oral and written communications and agreements, and all other contemporaneous oral and written communications and agreements, with respect to the subject matter hereof including all confidentiality letter agreements and letters of intent previously entered into among some or all of the parties hereto.  No amendment or modification of this Amendment shall be effective unless in writing and signed by the party against whom enforcement is sought.  This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Amendment to produce or account for more than one counterpart hereof.  THIS AMENDMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Amendment effective as of the day and year first above written.

MAYNE PHARMA (USA) INC.

By:	/s/ KENT K. MATSUMOTO
Name: Kent K. Matsumoto, Esquire
Title: Vice President, General Counsel and Secretary

SUPERGEN, INC.

By:	/s/ MICHAEL MOLKENTIN
Name: Michael Molkentin
Title: Chief Financial Officer